TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 930-7072  Fax:  (780) 930-7073

July 5, 2005

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS INC.

ANNOUNCES STOCK OPTION GRANTS

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) announced today that the Corporation intends to grant 50,000 stock options to a director of the Corporation.  The options will have an exercise price of $0.135, with vesting over an 18-month period and a five year term to expiry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

(780) 930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.